May 13, 2016

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Application to withdraw Registration Statement on Form S-3 of Real Goods Solar, Inc., File Number 333-210842

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Real Goods Solar, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3, originally filed on April 20, 2016, File No. 333-210842, as amended, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn and that an order of the Securities and Exchange Commission (the “Commission”) granting such withdrawal be issued on or before May 31, 2016.

The Registration Statement was filed in accordance with the Company’s contractual obligations to file and seek effectiveness of a registration statement covering the resale by the selling shareholders identified in the Registration Statement of shares of the Company’s Class A common stock underlying securities issuable to the selling shareholders under the terms of a securities purchase agreement. The registration rights agreement associated with the securities purchase agreement and the Company’s obligations thereunder have been terminated. No securities of the Company have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof and provide a copy of such order to Rikard Lundberg, Esq. of Brownstein Hyatt Farber Schreck, the Company’s corporate counsel, by email at rlundberg@bhfs.com or facsimile at (303) 223-8032.

If you have any questions regarding the foregoing application for withdrawal, please contact Mr. Lundberg at 303-223-1232.

Thank you,

/s/ Paul Anderson

Chief Administrative Officer & General Counsel

Real Goods Solar, Inc.

833 W. South Boulder Road, Louisville, CO 80027 | tel. 888.567.6527 | fax 303.222.8323 | RGSEnergy.com